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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer establishes an agreement with Toyota to maximize efficiency in its production system

São José dos Campos, June 30th, 2022 – Embraer signed an agreement with Toyota do Brasil in order to embrace Toyota Production System (TPS) principles and concepts in its industrial operations. The initiative aims to eliminate waste, obtain operational efficiency, and increase value generation for stakeholders.

During the first phase of this joint work, a team of TPS specialists from Toyota Brazil will immerse themselves in Embraer’s daily work to evaluate and suggest improvements for the company’s main manufacturing area at the Ozires Silva Unit, located in São José dos Campos, São Paulo.

“Bringing Toyota to execute this work reinforces Embraer’s commitment to focus on business excellence and sustainable growth,” said Francisco Gomes Neto, CEO of Embraer. “It will be an excellent opportunity to exchange knowledge and accelerate the usage of the Lean philosophy in the production systems, while strengthening practices already conducted by the Embraer Enterprise Excellence Program, the P3E.”

“TPS is a methodology that can contribute to different scenarios and occasions. More than efficiency and productivity, the TPS can provide solutions that allow industry and other sectors to continuously improve their processes, which is one of Toyota's pillars worldwide. There is still a possibility that we can contribute to the ESG agenda,” said Rafael Chang, President of Toyota do Brasil.

Since 2007, Embraer has been following the Lean philosophy as a business strategy that spreads P3E principles, concepts, and practices. This program is responsible for leading transformations in an integrated way, paving the path for the entire company to make big steps in improving its processes. This system of excellence aims at safety first, quality always, and deliveries on time—all at the best cost.

A reference in the concept of Industry 4.0, Embraer has made immense progress at the forefront of manufacturing technologies with digital, integrated, and low environmental impact factories, with continuous improvement of processes and adaptation of technology for people and operations. From 2022, the company's goal is to grow carbon neutral and, by 2024, have 100% of energy coming from renewable sources in Brazilian operations.

About Toyota Production System (TPS)

Developed and refined over decades, since the beginning of the 21st century, TPS is a management philosophy that helps to optimize business results with a focus on safety, logistics and process management, always with quality and at a low cost. It is a system that seeks to expose and solve problems in the most diverse environments and situations, and that can be applied, therefore, to any activity in an organization.

Among the main TPS concepts that will be worked on in partnership with Embraer are just in time - which aims to create a continuous flow of manufacturing and greater partnership with suppliers for the efficient use of parts and resources, avoiding excess of inventories and waste - and the jidoka – which aims to improve the quality and added value of work executed in a factory.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations